July 8, 2025

Alexander Saverys
Chief Executive Officer
CMB.TECH NV
De Gerlachekaai 20
2000 Antwerp
Belgium

       Re: CMB.TECH NV
           Registration Statement on Form F-4
           Filed July 1, 2025
           File No. 333-288458
Dear Alexander Saverys:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Keith Billotti